UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549



      DIVISION OF
   CORPORATION FINANCE
                                                                August 20, 2019

   Andrew Freedman, Esq.
   Olshan Frome Wolosky LLP
   1325 Avenue of the Americas
   New York, New York 10019

           Re:      Galaxy Gaming, Inc.
                    DEFC14A filed by Robert G. Pietrosanto et al.
                    Filed August 13, 2019
                    File No. 000-30653

   Dear Mr. Freedman:

           We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing made using the EDGAR header tag
   DEFR14A, and any information provided in response to these comments, we may have additional comments.

   The Nominees, page 7

1. Please refer to the following statement: "Galaxy Gaming has publicly stated [ ] the nomination of the Nominees [ ] is invalid due to purported failures by the Participants to comply with applicable provisions of the Bylaws and that such nomination will not be considered at the
   Annual Meeting." On August 16, 2019, Galaxy Gaming disclosed in a DEFA14A filing that any director nomination notice had to have been received by June 29, 2019, and that the participants'
   "[s]late was not proposed until August 2, 2019." Advise us, with a view toward revised disclosure, why the cited failure to comply has only been characterized by the participants as
   "purported" in light of the ostensibly objective criteria considered by Galaxy Gaming.

2. Given the disclosures by both the participants' and Galaxy Gaming that appear to recognize that the participants' nominees will not be considered for election at the annual meeting, please advise us, with a view toward revised disclosure, of the purpose of the solicitation. To the extent that the purpose of the participants' solicitation is to collect enough proxies to prevent a quorum from being reached, the proxy statement must be revised to reflect this intention. In addition, if
  Andrew Freedman, Esq.
 August 20, 2019
 Page 2

   the objective is to prevent a quorum from being reached, please provide us with a brief analysis regarding whether such action would be undertaken in contravention of Rule 14a-4(e),

3. The disclosure at page nine indicates "that [if] the nomination of the Nominees is [ultimately determined to be] invalid, any votes submitted with respect to the election of the Nominees will not be counted at the Annual Meeting." Please advise us, with a view toward revised disclosure, whether or not the issue of bylaw compliance is being contested and the basis for the belief that a possibility exists for votes with respect to the nominees' election to be "submitted."

   Form of Proxy

4. Please advise us, with a view towards revised disclosure, how the participants fulfilled their disclosure obligation under Rule 14a-4(e) of Regulation 14A. At present, it appears that an attempt to comply may have been made through inclusion of the language "[i]f no direction is indicated..." Such advisory, however, only apprises shareholders of a contingent action to be undertaken and presumably was provided in order to satisfy the standards codified in Rule 14a-
   4(b) that enable the proxy holders to use discretion to vote for a matter already printed on the form of proxy. Consequently, it appears, at present, that none of the disclosures required by
   Rule 14a-4(e) have been included.

                                            *       *       *

           We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            You may contact me at (202) 551-3266 with any questions.


                                                                Sincerely,

                                                                /s/ Nicholas P.
Panos

                                                                Nicholas P.
Panos
                                                                Senior Special
Counsel
                                                                Office of
Mergers and Acquisitions